Exhibit 99.1

NEWS RELEASE

YAMANA GOLD PROVIDES NOTICE OF FIRST QUARTER FINANCIAL RESULTS AND
ANNUAL MEETING OF SHAREHOLDERS

TORONTO, ONTARIO, April 5, 2010 - YAMANA GOLD INC. (TSX: YRI; NYSE: AUY; LSE: YAU) today announced that its first quarter results will be released after market close on May 4, 2010 followed by a conference call on May 5, 2010 at 8:30 a.m. ET. Additionally, the Company will host its annual meeting of shareholders on May 5, 2010 at 11:00 am ET.

Q1 Conference Call Information:
Toll Free (North America):	888-231-8191
International:	647-427-7450
Participant Audio Webcast:	www.yamana.com

Q1 Conference Call REPLAY:

Toll Free Replay Call (North America):	800-642-1687, Passcode 63821038#
Replay Call:	416-849-0833, Passcode 63821038#
The conference call replay will be available from 12:15 p.m. ET on May 5, 2010 until 11:59 p.m. ET on May 19, 2010.

Annual Meeting of Shareholders
The Annual Meeting of Shareholders will take place on Wednesday, May 5, 2009 at 11:00 a.m. ET, and will be held at the Four Seasons Centre for the Performing Arts, located at 145 Queen Street West, Toronto, Ontario, Canada. The main entrance is located at the southeast corner of Queen Street West and University Avenue.

For those unable to attend the meeting in person, there are several listen-only alternatives listed below.

Via Telephone:

Toll Free (North America):	888-231-8191
International:	647-427-7450
Via Webcast:
Live Audio Webcast:	www.yamana.com
Conference Call REPLAY:

Toll Free Replay Call (North America):	800-642-1687, Passcode 63829307#
Replay Call:	416-849-0833, Passcode, 63829307#

The conference call replay will be available from 3:15 p.m. EST on May 5, 2010 until 11:59 p.m. EST on May 19, 2010. For further information on the conference call or audio webcast, please contact the Investor Relations Department or visit our website, www.yamana.com.

About Yamana

Yamana is a Canadian-based gold producer with significant gold production, gold development stage properties, exploration properties, and land positions in Brazil, Argentina, Chile, Mexico and Colombia. The Company plans to continue to build on this base through existing operating mine expansions and throughput increases, development of new mines, the advancement of its exploration properties and by targeting other gold consolidation opportunities in the Americas.

For additional information, contact:

Letitia Wong Director, Investor Relations (416) 815-0220 Email: investor@yamana.com